April 30, 1997

                   QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended March 31, 1997. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 1997 and 1996, total revenues increased 1.3% from $465,356 to $471,316 and total expenses increased slightly from $361,559 to $361,795. As a result, net income increased 5.5% from $103,907 for the three month period ended March 31, 1996, to $109,521 for the same period in 1997. Occupancy levels for the Partnership's six mini-storage facilities averaged 85.7% for the three month periods ended March 31, 1997, and 80.7% for the same period in 1996. Rental revenue increased primarily as a result of higher occupancy levels. The Partnership is continuing its marketing effort to attract and keep new tenants in its various mini-storage facilities. Operating expenses remained constant as increases in yellow pages advertising costs, legal and professional and salaries and wage expenses was offset by lower maintenance and repair costs. General and administrative expenses remained constant.

The General Partners will continue their policy of funding the continuing improvement and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                  ROBERT J. CONWAY, President